*FOIA Confidential Treatment Request* Confidential Treatment Requested by Datadog, Inc. in connection with Registration Statement on Form S-1, originally filed on August 23, 2019

Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

September 17, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re: Datadog, Inc.

Amendment No.1 to Registration Statement on Form S-1

Filed September 9, 2019

File No. 333-233428

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 11, 2019 in connection with the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed with the Staff on September 9, 2019, and in response to oral feedback from the Staff on September 16, 2019. The Company is concurrently filing Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect its response to the Comment as well as certain other updates.

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Comment is set forth below in italics.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2357 rather than rely on the U.S. mail for such notice.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

September 17, 2019

Page Two

Amendment No.1 to Form S-1 Filed on September 9, 2019

Dilution, page 51

1.

Please provide your calculations to support the pro forma net tangible book value of $60.6 million. It appears that such calculations include both goodwill and deferred contract costs in your total tangible assets. Please tell us how you determined that these assets, as well as any other intangible items included in your balance sheet, are tangible assets for purposes of your dilution calculations or revise. Similar revisions should be made to the historical net tangible book value per share and the pro forma net tangible book value per share after this offering, as necessary.

In response to the Staff’s Comment, the Company has revised the disclosure on page 51 of the Amended Registration Statement on Form S-1 relating to the net tangible book value to exclude the net carrying value of goodwill, intangibles, deferred contract costs and internal use software.

IPO Price Range and Fair Market Value Per Share of Common Stock

In addition, as previously discussed with the Staff, the Company’s revised price range for its initial public offering (the “IPO”) is $24.00 to $26.00 per share (the “Revised IPO Price Range”). The Company respectfully refers the Staff to its prior letters dated July 30, August 29, and September 3, 2019 (the “Prior Letters”) for a summary of the stock options granted by the Company in fiscal 2019 and a discussion of the determination of the fair market value per share of the Company’s common stock.

In light of the Revised IPO Price Range and due to the proximity of the grant of stock options by the Company in July and August 2019 to the determination of the Revised IPO Price Range, for financial reporting purposes, the Company has determined to retrospectively assess the fair value of the Company’s common stock in connection with such grants and determined a deemed fair value per share for financial accounting purposes of $20.00 and $25.00 per share, respectively.

Based on this estimated retrospective valuation, the Company has revised the subsequent events footnote on page F-38 of the Amended Registration Statement to reflect that the aggregate amount of stock-based compensation expense for those awards issued after June 30, 2019 is approximately $64.4 million, which is expected to be recognized over a weighted-average requisite service period of approximately four years.

In addition, for purposes of illustration to the Staff, the Company performed a sensitivity analysis of its historical retrospective valuations in light of the Revised IPO Price Range. The reassessed retrospective valuations applied a straight-line methodology to interpolate estimated fair values based on an assumed fair value of the Company’s common stock of $25.00 per share at September 17, 2019, which is the midpoint of the Revised IPO Price Range. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during the period between valuation dates that would have caused a material change in fair value at the grant date. The Company’s sensitivity analysis based on these reassessed retrospective valuations is set forth in Exhibit A.

The Company has determined that the values resulting from the reassessed retrospective valuations are not quantitatively or qualitatively material to the prior reported periods. For the Staff’s reference, the Company has also set forth in Exhibit A the impact that the reassessed retrospective valuations would have on the Company’s cost of revenue and operating expenses for such periods, which the Company has also determined is not material. As a result of this analysis, the Company has not elected to further reassess the fair values of the stock options granted from January 2019 through June 2019.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

September 17, 2019

Page Three

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Nicole C. Brookshire

Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.
David Obstler, Datadog, Inc.
Laszlo Kopits, Datadog, Inc.
Jodie Bourdet, Cooley LLP
Alison Haggerty, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

Exhibit A

Sensitivity Analysis

Incremental Expense Based on Sensitivity
Grant Date	Estimated Fair Value	Black Scholes Value of Estimated Fair Value	Fair Value Based on Sensitivity Test	Black Scholes Value of Fair Value Based on Sensitivity Test	Difference Per Share	Difference Per Share / Post Black Scholes		Q1 Reported		Q2 Reported	Q3* Estimated	Q4* Estimated	Fiscal 2019
1/29/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
2/8/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
4/12/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
5/2/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
6/12/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
6/28/2019	$[***]	$[***]	$[***]	$[***]	$[***]	$[***]		$[***]		$[***]	$[***]	$[***]	$[***]
						Total		$[***]		$[***]	$[***]	$[***]	$[***]
						Pre-tax loss	(*estimated)	$	[***]	$[***]†	$[***]	$[***]	$[***]
						% of pre-tax loss		[***]%		[***]%†	[***]%	[***]%	[***]%

† Includes a $5.0 million non-cash benefit to operating income related to a release of a non-recurring, non-income tax liability, as further described in the Company’s Registration Statement. Adjusting for this benefit, the % of pre-tax loss would have been [***]%.

	Q1 Reported	Q1 Additions	% Change	Q2 Reported	Q2 Additions	% Change	Q3* Estimated	Q3 Additions	% Change	Q4* Estimated	Q4 Additions	% Change
Cost of Revenue	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Research and development	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Sales and marketing	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
General and administrative	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%
Total	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%	$[***]	$[***]	[***]%

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.